Exhibit (g)(6)

THE COMMERCE FUNDS

1000 Walnut Street, Suite 1580

Kansas City, MO 64106

State Street Bank and Trust Company

1 Iron Street

Boston, MA 02110

Ladies and Gentlemen:

Pursuant to Article 18 of the Custodian Contract by and between The Commerce Funds (the “Trust”) and State Street Bank and Trust Company (the “Custodian”) dated December 1, 1994, as previously amended on June 28, 2001 and February 8, 2019 (the “Contract”), the Trust hereby requests that you provide services, as set forth in Article 1 of the Contract, as Custodian to the newly established series of the Trust, the MidCap Value Fund (the “Fund”) as of November 1, 2023.

The parties hereby agree that all terms and conditions of the Contract shall apply to the Fund.

Sincerely,

THE COMMERCE FUNDS

/s/ William R. Schuetter
Name: William R. Schuetter
Title: President

Accepted and Agreed:

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Scott Shirrell
Name: Scott Shirrell
Title: Managing Director